UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for October, 2019

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

Enclosures: **SASOL LIMITED | OUTCOMES OF THE INDEPENDENT BOARD REVIEW AND EXECUTIVE TRANSITION PLAN**

Sasol Limited
(Incorporated in the Republic of South Africa)
Registration number 1979/003231/06
Sasol Ordinary Share codes: JSE: SOL   NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("Sasol" or "the Company")

OUTCOMES OF THE INDEPENDENT BOARD REVIEW AND EXECUTIVE TRANSITION PLAN

Following the publication of revised guidance for the Lake Charles Chemicals Project (LCCP) on 22 May 2019, the Board of Directors (Board) of the Company commissioned an independent review (the Review), which was conducted by global consulting firms at the direction of external legal counsel.

The Company's announcement on 22 May 2019 set out the principal factors that had resulted in an increase in the LCCP capital cost guidance relative to the previous estimate that was issued on 8 February 2019:

1. Adjustments to the February 2019 cost forecast of approximately $530 million, comprising:

    *   Duplication of investment allowances of approximately $230 million.

    *   Correction for certain contracts and variation orders of approximately $180 million.

    *   Forecast improvements not expected to be realised and adjustments for potential insurance claims and procurement back-charges of approximately $120 million.

2. Additional events and remaining work impacting the February 2019 cost forecast of approximately $470 million, comprising:

    *   Repair and replacement of defective components and related impacts on units such as the Ethane Cracker, Ethylene Oxide / Ethylene Glycol and Utilities of approximately $210 million; and

    *   Remaining work and finishing activities, primarily on the Low Density Polyethylene, Ziegler, Alumina and Guerbet units of approximately $260 million.

3. A contingency amount for items that could impact the cost forecast of $300 million.

Additionally, throughout the LCCP, there have been adverse weather conditions and related productivity issues, including but not limited to the impacts of Hurricane Harvey in 2017.

Based on remediation measures taken, the Board is confident that the cost to completion estimate for the LCCP, confirmed by the Board's most recent assessment of LCCP management's reporting, is tracking the 22 May 2019 announced cost guidance range of between $12,6 billion and $12,9 billion. The Board also remains comfortable that the principal factors for the cost increase as identified in the 22 May 2019 market guidance are sound, and that criminal conduct is not one of those factors.

Outcomes of the Review

The purpose of the Review was to consider the circumstances that may have delayed the prompt identification and reporting of these developments, root causes, and the legal consequences thereof. The Review, which is legally privileged, has now been concluded.

The Board has made the following key conclusions:

- The primary responsibility for shortcomings in relation to LCCP lies with the former leadership of the LCCP's Project Management Team (PMT), which engaged in conduct that was inappropriate, demonstrated a lack of competence, and was not transparent. However, on balance, the Board finds that there is not sufficient evidence to conclude that these individuals acted with an intent to defraud.

- In addition, certain governance shortcomings relating to the LCCP also contributed, including a culture of excess deference within the control environment and governance structures that oversaw the LCCP.

- No earnings, financial position, or cash flow restatements are required.

Some of the driving factors behind the cost and schedule increases are common in projects of the size and nature of the LCCP, but some are shortcomings that may have been avoided.

In light of these findings, the Board has concluded that appropriate steps need to be taken to ensure appropriate accountability, to re-establish trust in the Company and its leadership, and to assist in promoting a culture of "constructive dialogue" across the organisation.

Specific Causal Factors

The Board has identified multiple causal factors that affected the prompt identification and reporting of the errors, omissions, and inaccuracies in the project cost estimate that underpinned the 8 February 2019 market guidance and which were described in the 22 May 2019 announcement. This was based on a substantial amount of independent work and included additional substantive and analytical testing procedures on LCCP capital expenditures, accruals, and associated transactions during the period 1 July 2017 to 30 June 2019.

The causal factors include:

- Competence - Insufficient experience within the LCCP leadership team in executing mega projects.

- Conduct - Inappropriate conduct and an improper tone at the top of the LCCP, including an excessive focus on maintaining cost and schedule estimates at the expense of providing accurate cost and schedule estimation to oversight bodies (including Joint Presidents and Chief Executive Officers (Joint CEOs)) within the Company.

- Segregation of duties - Insufficient segregation of duties of the LCCP project controls environment from the LCCP project execution environment, which prevented the identification of certain potential errors in cost and schedule estimation.

- Control procedures - Inadequate control procedures within the LCCP control environment that allowed erroneous and/or unsupported reporting by the LCCP leadership to go unchallenged without proper escalation of potential red flags.

- Ethics process - Inadequate procedures to ensure that internal ethics complaints as to the LCCP were escalated appropriately.

- Project-related Control Environment - A culture of excess deference within the control environment that oversaw the LCCP caused certain individuals with control responsibilities and in oversight committees, including but not limited to the Steering Committee created to oversee the LCCP, to exhibit insufficient scepticism toward reporting by the LCCP leadership team.

It is the Board's assessment that the former leadership of the LCCP PMT's conduct was inappropriate, demonstrated a lack of competence, and was not transparent. These, coupled with governance shortcomings, were the primary factors in relation to the prompt identification and reporting of developments relating to the LCCP's costs and schedule between 1 January 2019 and 22 May 2019. The Board believes these factors compromised the ability of the various LCCP governance structures, including the Board in relation to LCCP matters, to perform their oversight role effectively on behalf of shareholders.

Remediation

A number of significant remediations and consequence management steps have already been implemented or initiated to hold the responsible individuals to account and to address the shortcomings identified during the Review. These include:

- Reassigned oversight and accountability for the LCCP to a new Executive Vice President as of 1 April 2019 and added additional project management resources to the LCCP.

- Implemented a new LCCP controls structure, independent from the LCCP's execution activities, and redesigned controls on cost reporting regarding the LCCP to ensure segregation of duties, control effectiveness, and appropriate oversight.

- Commissioned additional external assurance work to validate aspects of the Company's estimates regarding the LCCP's cost and schedule.

- Engaged in consequence management, including initiating disciplinary action against the Executive Vice President previously in charge of the LCCP and removing him from all work responsibilities, and effected the negotiated separation from the Company of the three Senior Vice Presidents with roles in the project.

- For FY2019, the Joint CEOs were awarded zero as the value of their short-term incentive.

- For FY2019, all members of the Group Executive Committee (GEC) were awarded zero as the value of their short-term incentive.

- Reduced incentives awards for individuals company-wide based on relation and/or proximity to LCCP.

- Requiring that various employees involved in the LCCP and/or its oversight engage in additional training, including on reporting obligations.

- Re-evaluating the effectiveness of the finance function holistically with a specific focus on parts of the function supporting Sasol's business in the United States, which will be led by the Audit Committee.

- Continuing with the roll-out of the Aspirational Culture programme within the entire Group and reconfirming critical leadership behaviours on a Group-wide basis.

- Revising the Company's procedures regarding the escalation of ethics complaints and internal investigation findings.

The Board believes, however, that further remedial steps are required to embed a new culture at all levels in the Company. At the leadership level, there needs to be more robust challenge of key decision making. At the LCCP, the Company's executive leadership placed too much trust in the PMT leadership. A spirit of "constructive dialogue" which includes empowering challenge and avoiding conformity, needs to extend though the Company so that people always feel able and free to speak up without fear for their prospects.

To address this, in addition to ongoing culture transformation initiatives, the Company intends to focus on promoting leaders who have demonstrated their ability to promote transparency and constructive dialogue.

Further Accountability Measures

With the LCCP now nearing completion, the Board firmly believes that this strategic project will soon start delivering significant strategic and financial benefits to our shareholders and other stakeholders, and will help Sasol to gain a competitive position in a growing international chemicals market.

However, it is a matter of profound regret for the Board that shortcomings in the execution of the LCCP have negatively impacted our overall reputation, led to a serious erosion of confidence in the leadership of the Company and weakened the Company financially. Sadly, the LCCP challenges have tarnished the entire Company, which has world-class assets and teams that have delivered a consistently strong performance.

The Board has resolved to ensure that the Company lives its values and to ensure that there is a culture of accountability and consequence management. It is also the judgment of the Board that, for trust to be restored in the Company, a leadership reset is required.

It is in this light that Mr. Bongani Nqwababa and Mr. Stephen Cornell, Joint CEOs, have agreed to an amicable mutual separation with the Company. Effective 31 October 2019, Bongani and Stephen will step down as Joint CEOs, and as executive directors of Sasol and its subsidiaries. To be clear, the Board has neither identified misconduct nor incompetence on the part of the Joint CEOs.

The Board has appointed Mr. Fleetwood Grobler, EVP: Chemicals, to assume the role of President and CEO and as an executive director, with effect of 1 November 2019.

Dr Mandla Gantsho, Chairman of Sasol, said: "I would like to thank Bongani and Stephen for their long and loyal service to Sasol, and for showing exemplary leadership by putting the interests of the company first in agreeing to step down to allow for a leadership reset."

Dr Gantsho added: "With Fleetwood assuming the role of President and CEO, Mr. Brad Griffith, currently Senior Vice President: Performance Chemicals, has been appointed as EVP: Chemicals with effect from 1 November 2019. Fleetwood will retain oversight responsibility over the final stages of LCCP, with the SVP currently responsible for the construction of the remaining units of the LCCP continuing to report to him."

Dr Gantsho also remarked: "With the Board Review completed, and key remedial actions already implemented or underway, Sasol is now focused on restoring trust and ensuring that it delivers value for all its stakeholders."

He concluded: "Sasol remains rooted in our South African heritage, and we are determined to transition towards a fully-fledged integrated international chemicals and energy company. With his background in both Synfuels and Chemicals business for over 35 years, Fleetwood enjoys the full confidence of the Board and is uniquely placed to lead the Company in the next phase of its value-based growth."

28 October 2019
Sandton

Sponsor: Merrill Lynch South Africa Proprietary Limited

Sasol Investor Relations, please contact:
Feroza Syed, Chief Investor Relations Officer
Direct telephone: +27 (0) 10 344 7778
investor.relations@sasol.com

For Sasol Media Relations, please contact:
Alex Anderson, Senior Manager: Group External Communication
Direct telephone: +27 (0) 10 344 6509
alex.anderson@sasol.com

Country	Board Review Call: 2:30pm SAST – 3:15pm SA (8:30am EST – 9:15am EST) Participant Dial-In Number	Results Conference Call: 3:30pm SA – 4:30pm SAST (9:30am EST – 10:30am EST) Participant Dial-In Number
South Africa	+27 11 844 6054	+1 412 317 6061
United Kingdom	+44 (0)330 336 9105	+1 412 317 6061
United States	+1 323-794-2551	+1 888 317 6003
Singapore	+65 6320 9025	+1 412 317 6061
Moscow, Russia	+7 495 213 1767	+1 412 317 6061
Toronto, Canada	+1 647 794 4605	+1 866 605 3851
Passcode	4608702	5196987

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 28 October 2019

By: <u>/s/ V D Kahla</u>
Name: Vuyo Dominic Kahla
Title: Company Secretary